U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


SEC FILE NUMBER
1-5555
CUSIP NUMBER
949476105
[X] Form 10-K

For Period Ended:   Fiscal year ended June 29, 2002

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  related to a portion of the filing checked above,  identify the item(s) to which the notification relates: N/A

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Part 1-Registrant Information

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Full Name of Registrant        Wellco Enterprises, Inc.
                               -----------------------
                               P. O. Box 188, 150 Westwood Circle
                               ----------------------------------
                               ( Address of Principal Executive Office)
                               Waynesville, NC 28786
                               ---------------------
                               (City, State and Zip Code)


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PART II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 X       (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, For 20-F, 11-K or form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.



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Part III- Narrative

Stated below is the reason why Form 10-K could not be filed within the prescribed period:

         In October, 2001, the Registrant responded to a solicitation from a
         U. S. Government agency to supply berets for U. S. Army and Air Force personnel. Since October, 2001, and at the request of this agency, the Registrant has extended it's offer many times. Subsequent to the end of the 2002 fiscal year, the Registrant was notified by this agency that another bidder was the "apparent successful offeror" on this solicitation.

         The Registrant, a small business issuer, has not had enough time to complete, and have reviewed by its auditors and audit committee:

              The impairment evaluation related to certain machinery purchased in anticipation of a contract award.
              The effect of not getting this contract will have on its deferred tax valuation allowance.


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Part IV-Other Information

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(1) Name and telephone number of person to contact in regard to this notification is David Lutz, 828-456- 3545, extension 102.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      [ x ] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [ x ] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In the 2001 fiscal year, the Company had net income of $1,023,000. The Registrant believes that the results of operations for the 2002 fiscal year will be significantly less than those for the 2001 year.

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Wellco Enterprises, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    September 30, 2002                               By: /s/ David Lutz
                                                      --------------------------
                                                          David Lutz, President


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